UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.1)1

Servotronics, Inc.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

817732100
(CUSIP Number)

KENNETH D. TRBOVICH

MICHAEL D. TRBOVICH

ESTATE OF NICHOLAS D. TRBOVICH, SR.

960 Porterville Road
East Aurora, New York 14052
(716) 634-4646
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817732100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS ESTATE OF NICHOLAS D. TRBOVICH, SR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,889
	8	SHARED VOTING POWER 471,796
	9	SOLE DISPOSITIVE POWER 9,889
	10	SHARED DISPOSITIVE POWER 471,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14	TYPE OF REPORTING PERSON OO

(1) On December 6, 2022, the Estate of Nicholas D. Trbovich Sr. (the “Estate”) contributed 294,643 shares of Common Stock to Beaver Hollow Wellness LLC, a New York limited liability company (“BHW”). Thereafter, pursuant to a Contribution and Sale Agreement dated April 19, 2023, the Estate contributed an additional 75,893 shares of Common Stock to BHW and sold 13,393 shares of Common Stock to BHW, and pursuant to a Contribution Agreement dated April 26, 2023, Kenneth D. Trbovich, (“KDT”) contributed 77,978 shares of Common Stock to BHW. The Estate and KDT are members of BHW and collectively hold approximately forty-seven percent (47%) of the issued and outstanding membership interests of BHW. With the exception of the 461,907 shares of Common Stock reported herein held by KDT and the Estate through BHW, KDT and the Estate expressly disclaim the existence of, and membership in, a group with BHW and its respective affiliates and beneficial owner(s).

(2) Calculated based on 2,525,313 shares of common stock (“Common Stock”) of the Issuer outstanding as of February 28, 2023, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 31, 2023.

1	NAME OF REPORTING PERSONS KENNETH D. TRBOVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,804 (2)
	8	SHARED VOTING POWER 471,796
	9	SOLE DISPOSITIVE POWER 43,804
	10	SHARED DISPOSITIVE POWER 471,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (3)
14	TYPE OF REPORTING PERSON IN

(1)  On December 6, 2022, the Estate of Nicholas D. Trbovich Sr. (the “Estate”) contributed 294,643 shares of Common Stock to Beaver Hollow Wellness LLC, a New York limited liability company (“BHW”). Thereafter, pursuant to a Contribution and Sale Agreement dated April 19, 2023, the Estate contributed an additional 75,893 shares of Common Stock to BHW and sold 13,393 shares of Common Stock to BHW, and pursuant to a Contribution Agreement dated April 26, 2023, Kenneth D. Trbovich, (“KDT”) contributed 77,978 shares of Common Stock to BHW. The Estate and KDT are members of BHW and collectively hold approximately forty-seven percent (47%) of the issued and outstanding membership interests of BHW. With the exception of the 461,907 shares of Common Stock reported herein held by KDT and the Estate through BHW, BHW KDT and the Estate expressly disclaims the existence of, and membership in, a group with the Estate, KDT, BHW and their respective affiliates and beneficial owner(s).

(2) Includes: (a) 26,195 shares of Common Stock (defined below) owned KDT. (b) KDT, serves as the Trustee of and controls 17,609 shares of Common Stock which are held by the Trbovich Family Foundation (the “Foundation”). (c) KDT serves as the Co-Executor of the Estate and jointly controls 9,889 shares of Commons Stock owned by the Estate. (d) The Estate jointly controls 461,907 shares of Common Stock owned by BHW through that certain Amended and Restated Voting Agreement dated as of April 26, 2023, as more fully described below.

(3) Calculated based on 2,525,313 shares of common stock (“Common Stock”) of the Issuer outstanding as of February 28, 2023, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 31, 2023.

1	NAME OF REPORTING PERSONS MICHAEL D. TRBOVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,559
	8	SHARED VOTING POWER 471,796
	9	SOLE DISPOSITIVE POWER 35,559
	10	SHARED DISPOSITIVE POWER 471,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,355 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (3)
14	TYPE OF REPORTING PERSON OO

(1) On December 6, 2022, the Estate of Nicholas D. Trbovich Sr. (the “Estate”) contributed 294,643 shares of Common Stock to Beaver Hollow Wellness LLC, a New York limited liability company (“BHW”). Thereafter, pursuant to a Contribution and Sale Agreement dated April 19, 2023, the Estate contributed an additional 75,893 shares of Common Stock to BHW and sold 13,393 shares of Common Stock to BHW, and pursuant to a Contribution Agreement dated April 26, 2023, Kenneth D. Trbovich, (“KDT”) contributed 77,978 shares of Common Stock to BHW. The Estate and KDT are members of BHW and collectively hold approximately forty-seven percent (47%) of the issued and outstanding membership interests of BHW. With the exception of the 461,907 shares of Common Stock reported herein held by KDT and the Estate through BHW, BHW KDT and the Estate expressly disclaims the existence of, and membership in, a group with the Estate, KDT, BHW and their respective affiliates and beneficial owner(s).

(2) Includes: (a) 35,559 shares of Common Stock (defined below) owned by Michael D. Trbovich (“MDT”). (b) MDT serves as the Co-Executor of the Estate and jointly controls 9,889 shares of Commons Stock owned by the Estate. (d) The Estate jointly controls 461,907 shares of Common Stock owned by BHW through that certain Amended and Restated Voting Agreement dated as of April 26, 2023, as more fully described below.

(3) Calculated based on 2,525,313 shares of common stock (“Common Stock”) of the Issuer outstanding as of February 28, 2023, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 31, 2023.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Schedules 13D filed on December 12, 2022 (the “Prior Schedule 13D Filing”). Information reported in the Prior Schedule 13D Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Prior Schedule 13D Filing. Responses to each item of this Amendment No. 1 are incorporated by reference into the response to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D Filing is hereby replaced in its entirety as follows:

On December 6, 2022, the Estate contributed 294,643 shares of Common Stock to BHW in exchange for the issuance by BHW to the Estate of limited liability company membership interests in BHW constituting fifty percent (50%) of the issued and outstanding limited liability company membership interests of BHW. Pursuant to a Contribution and Sale Agreement dated April 19, 2023, the Estate contributed an additional 75,893 shares of Common Stock to BHW in exchange for limited liability company membership interests in BHW and sold 13,393 shares of Common Stock to BHW in exchange for cash, in each case based on assumed share value of $11.20 (the “April 2023 Estate Transactions”). The cash purchase price was paid from BHW’s working capital. Also, pursuant to a Contribution Agreement dated April 26, 2023, KDT contributed 77,978 shares of Common Stock to BHW in exchange for limited liability company membership interests in BHW (the “April 2023 KDT Transaction”, and together with the April 2023 Estate Transactions, the “April 2023 Transactions”). The Estate owns 38.58% and KDT owns 8% of the issued and outstanding limited liability company membership interests of BHW as of the April 2023 Transactions.

Item 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D Filing is hereby replaced in its entirety as follows:

BHW, the Estate, and KDT each engaged in the transactions involving the contribution and sale of the shares of Common Stock with a view and an objective of diversifying their respective asset portfolios.

The Estate, KDT and MDT (collectively, the “Reporting Persons”) hold the shares of Common Stock of the Issuer for investment purposes. The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Contributed Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, or potential business combinations or strategic alternatives involving the Issuer or certain of the businesses or assets of the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), purchasing additional shares of capital stock of the Issuer, selling some or all of the shares, engaging in short selling of or any hedging or similar transaction with respect to the shares, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Prior Schedule 13D Filing is hereby replaced in its entirety as follows:

(a) See rows (11) and (13) of the respective cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of the shares of Common Stock reported as owned pursuant to this Schedule 13D is based upon 2,525,313 shares of Common Stock issued and outstanding as of February 28, 2023, as reported in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2022, filed with the Securities and Exchange Commission on March 31, 2023.

(b) See rows (7) through (10) of the respective cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

The Voting Agreement (as defined in Item 6) may result in the Reporting Persons being deemed a “group” with BHW and its affiliates and beneficial owner(s) (collectively, the “Applicable Persons”). The Applicable Persons are each separately reporting their beneficial ownership of the Common Stock on Schedules 13D with the SEC and reference is hereby made to such filings for the beneficial ownership of Common Stock of such other Applicable Persons and any changes thereto. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by the Applicable Persons.

(c) Other than the April 2023 Transactions, the Reporting Persons did not enter into any transactions in the shares of Common Stock within the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior Schedule 13D Filing is hereby replaced in its entirety as follows:

In connection with April 2023 Transactions, the Estate, KDT and Founders Software, Inc. entered into an Amended and Restated Voting Agreement dated as of April 26, 2023 (the “Amended and Restated Voting Agreement”) which governs the voting, transfer, direction of dividend and disposal rights of the Common Stock owned by BHW.

The foregoing description of the Amended and Restated Voting Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Voting Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described in this Item 6 and the Joint Filing Agreement filed as Exhibit 99.2 to the Prior Schedule 13D Filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Prior Schedule 13D Filing is hereby replaced in its entirety as follows:

Exhibit 99.1*	Amended and Restated Voting Agreement, dated as of April 26, 2023

Exhibit 99.2*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2023

ESTATE OF NICHOLAS D. TRBOVICH, SR.

By:	/s/ Kenneth D. Trbovich
Name:	Kenneth D. Trbovich
Title:	Co-Executor of the Estate of Nicholas D. Trbovich, Sr.

By:	/s/ Michael D. Trbovich
Name:	Michael D. Trbovich
Title:	Co-Executor of the Estate of Nicholas D. Trbovich, Sr.

KDT

/s/ Kenneth D. Trbovich
Kenneth D. Trbovich

MDT

/s/ Michael D. Trbovich
Michael D. Trbovich